UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February, 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Minutes of the Fiscal Council’s Meeting

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001- 39                                 NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL’S MEETING (03/2022)

Date, Hour and Place:

February 23, 2022, at 10:30 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City of and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in Attendance:

Members of the Fiscal Council undersigned.

Resolutions:

  The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year 2021, as well as the proposal for the destination of net earnings of the year and distribution of dividends to shareholders, after the approval by the Board of Directors of the Company.

  Pursuant to legal requirements and to the Internal Bylaws of The Fiscal Council, and based on the opinion, with no reservations or amendments, of the independent auditors, dated February 23, 2022, the Fiscal Council issued its report, as attached (Annex A).

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were read, approved and signed by all the members present.

Flávio Cesar Maia Luz	Geraldo Toffanello
William Bezerra Cavalcanti Filho

ANNEX A

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A., pursuant to legal and statutory provisions, analyzed the Management Report and the Financial Statements (parent company and consolidated) prepared in accordance with Brazilian accounting practices and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2021, duly approved by the Board of Directors of the Company on February 23, 2022.

Based on the assessment made and considering the report with an unqualified opinion by the independent auditors, KPMG Independent Auditors, dated February 23, 2022, as well as the information and clarifications received during the year, the Fiscal Council attests that the mentioned documents, as well as the proposal for destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting, to be realized at an opportune moment, within the legal timeframe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2022

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Minutes of the Fiscal Council’s Meeting)